UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

ANI PHARMACEUTICALS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

00182C103
(CUSIP Number)

MARCH 5, 2014
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No.	00182C103	SCHEDULE 13G	Page	2	of	16

1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 282,066
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 282,066

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00182C103	SCHEDULE 13G	Page	3	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 300
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 300

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00182C103	SCHEDULE 13G	Page	4	of	16

1	NAMES OF REPORTING PERSONS Integrated Assets, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 21,384
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 21,384

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,384
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	00182C103	SCHEDULE 13G	Page	5	of	16

1	NAMES OF REPORTING PERSONS ICS Opportunities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,182
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,182

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,182
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	00182C103	SCHEDULE 13G	Page	6	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 235,566
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 235,566

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,566
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	00182C103	SCHEDULE 13G	Page	7	of	16

1	NAMES OF REPORTING PERSONS Millennium International Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 235,566
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 235,566

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,566
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00182C103	SCHEDULE 13G	Page	8	of	16

1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 517,932
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 517,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,932
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	00182C103	SCHEDULE 13G	Page	9	of	16

1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 517,932
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 517,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,932
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	00182C103	SCHEDULE 13G	Page	10	of	16

Item 1.
	(a)	Name of Issuer:

ANI Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

210 Main Street West Baudette, Minnesota 56623

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Integrated Core Strategies (US) LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets II LLC c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Integrated Assets, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

ICS Opportunities, Ltd. c/o Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium International Management LP 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium International Management GP LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.0001 per share ("Common Stock")

	(e)	CUSIP Number:

00182C103

CUSIP No.	00182C103	SCHEDULE 13G	Page	11	of	16

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	00182C103	SCHEDULE 13G	Page	12	of	16

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned

   As of the close of business on March 5, 2014: i) Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owned 330,066 shares of the Issuer’s Common Stock; ii) Integrated Assets II LLC, a Delaware limited liability company ("Integrated Assets II"), beneficially owned 300 shares of the Issuer’s Common Stock; iii) Integrated Assets, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("Integrated Assets"), beneficially owned 22,184 shares of the Issuer’s Common Stock; and iv) ICS Opportunities, Ltd., an exempted limited company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owned 269,305 shares of the Issuer’s Common Stock, which collectively represented 621,855 shares or 6.4% of the Issuer’s Common Stock outstanding. The calculation of the foregoing percentage was based on 9,647,441 shares of the Issuer’s Common Stock outstanding as of March 3, 2014, as per the Issuer’s prospectus dated March 5, 2014.

   However, as of the close of business on March 13, 2014: i) Integrated Core Strategies beneficially owned 282,066 shares of the Issuer’s Common Stock; ii) Integrated Assets II beneficially owned 300 shares of the Issuer’s Common Stock; iii) Integrated Assets beneficially owned 21,384 shares of the Issuer’s Common Stock; and iv) ICS Opportunities beneficially owned 214,182 shares of the Issuer’s Common Stock, which collectively represented 517,932 shares or 4.6% of the Issuer’s Common Stock outstanding. The calculation of the foregoing percentage was based on 11,260,344 shares of the Issuer’s Common Stock outstanding as of March 10, 2014, as per information contained in the Issuer’s press release dated March 10, 2014 and the Issuer’s prospectus dated March 5, 2014.

   Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to Integrated Assets and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets and ICS Opportunities.

   Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP"), is the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets and ICS Opportunities.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management") is the general partner of the managing member of Integrated Core Strategies and Integrated Assets II and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Integrated Assets II. Millennium Management is also the general partner of the 100% shareholder of Integrated Assets and ICS Opportunities and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Assets and ICS Opportunities.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium International Management GP and Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Integrated Assets II, Integrated Assets and ICS Opportunities..

   The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium International Management GP, Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Integrated Assets II, Integrated Assets or ICS Opportunities, as the case may be.

(b) Percent of Class:

   As of the close of business on March 13, 2014, Millennium Management and Mr. Englander may be deemed to have beneficially owned 517,932 shares or 4.6% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 11,260,344 shares of the Issuer’s Common Stock outstanding as of March 10, 2014, as per information contained in the Issuer’s press release dated March 10, 2014 and the Issuer’s prospectus dated March 5, 2014.

CUSIP No.	00182C103	SCHEDULE 13G	Page	13	of	16

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

(ii) Shared power to vote or to direct the vote

   517,932 (See Item 4(b))

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   517,932 (See Item 4(b))

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	00182C103	SCHEDULE 13G	Page	14	of	16

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of March 13, 2014, by and among Integrated Core Strategies (US) LLC, Integrated Assets II LLC, Integrated Assets, Ltd., ICS Opportunities, Ltd., Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	00182C103	SCHEDULE 13G	Page	15	of	16

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: March 13, 2014

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	00182C103	SCHEDULE 13G	Page	16	of	16

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of ANI Pharmaceuticals, Inc., a Delaware corporation, will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: March 13, 2014

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS II LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ David Nolan
Name: David Nolan Title: Vice Chairman
INTEGRATED ASSETS, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
ICS OPPORTUNITIES, LTD. By: Millennium International Management LP, its Investment Manager
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Vice Chairman
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander